North America Structured Investments

15mNC6m SPX/RTY Auto Callable Fixed Interest Notes

J.P.Morgan

The following is a summary of the terms of the notes offered by the preliminary pricing supplement highlighted below.

Summary of Terms

Issuer:	JPMorgan Chase Financial Company LLC.
Guarantor:	JPMorgan Chase & Co.
Minimum Denomination:	$1,000
Indices:	S&P 500 Index and Russell 2000 Index
Pricing Date:	February 28, 2018
Final Review Date:	May 28, 2019
Maturity Date:	May 31, 2019
Monitoring Period:	The period from, but excluding, the Pricing Date to and including the final Review Date
Review Dates:	Quarterly
Fixed Interest Rate:	[6.75%-8.75%]* per annum, paid monthly at a rate of between 0.5625% and 0.7292%
Interest Barrier/Trigger Value:	With respect to each Index, an amount that represents 70.00% of its Initial Value.
Trigger Event:	A Trigger Event occurs if, on any day during the Monitoring Period, the closing level of either Index is less than its Trigger Value.
CUSIP:	48129H2C0
Preliminary Pricing Supplement:	https://sp.jpmorgan.com/spweb/document/cusip/48129H2C0/doctype/Product_Termsheet/document.pdf

For more information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, please see the hyperlink above.

Automatic Call

If on any Review Date (other than the first and final Review Date) the closing level of each Index is greater than or equal to its Initial Value, the Notes will be automatically called and you will receive a cash payment for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Interest Payment applicable to that Review Date.

Payment at Maturity

If the notes have not been automatically called and (i) the Final Value of each Index **is greater than or equal to** its Initial Value or (ii) a Trigger Event has **not** occurred, you will receive a cash payment at maturity, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Interest Payment applicable to the final Review Date.

If the notes have not been automatically called and (i) the Final Value **of either** Index is **less than** its Initial Value **and** (ii) a Trigger Event has occurred, at maturity you will lose 1% of the principal amount of your notes for every 1% that the Final Value of the Lesser Performing Index is less than its Initial Value, in addition to any Interest Payment payable at maturity. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows: $1,000 + ($1,000 × Lesser Performing Index Return) + Interest Payment.

Capitalized terms used but not defined herein shall have the meanings set forth in the preliminary pricing supplement.

Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC, as issuer of the notes and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

Hypothetical Returns**

	Payment at Maturity (6.75% per annum Fixed Interest Rate)	Payment at Maturity
Lesser Performing Index Return	If a Trigger Event Has Not Occurred	If a Trigger Event Has Occurred
60.00%	$1,005.625	$1,005.625
40.00%	$1,005.625	$1,005.625
20.00%	$1,005.625	$1,005.625
5.00%	$1,005.625	$1,005.625
0.00%	$1,005.625	$1,005.625
-5.00%	$1,005.625	$955.625
-20.00%	$1,005.625	$805.625
-30.00%	$1,005.625	$705.625
-30.01%	N/A	$705.525
-60.00%	N/A	$405.625
-80.00%	N/A	$205.625

Interest Payments

*You will receive on the applicable Interest Payment Date for each $1,000 principal amount note an Interest Payment equal to between $5.625 and $7.292 (equivalent to an interest rate of between 6.75% and 8.75% per annum, payable at a rate of between 0.5625% and 0.7292% per month).

**The hypothetical returns and hypothetical interest payments on the notes shown above apply only if you hold the notes for their entire term or until automatically called. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical interest payments shown above would likely be lower.

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

North America Structured Investments

15mNC6m SPX/RTY Auto Callable Fixed Interest Notes

J.P.Morgan

Selected Risks

- Your investment in the notes may result in a loss. The Notes do not guarantee any return of principal.
- The notes do not guarantee the payment of interest and may not pay interest at all.
- Payment on the notes at maturity is subject to the credit risk of JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. Therefore the value of the notes prior to maturity will be subject to changes in the market's view of the creditworthiness of JPMorgan Chase Financial Company LLC or JPMorgan Chase & Co.
- You are exposed to the risks of the decline in value of each Index.
- Your payment at maturity will be determined by the Lesser Performing Index.
- Your return is limited to the principal amount plus accrued interest regardless of any appreciation of the Indices, which may be significant.
- If the notes have not been automatically called and a Trigger Event has occurred, you will lose 1% of your principal for every 1% the Final Value of the Lesser Performing Underlying is less than its Initial Value.
- The benefit provided by the Trigger Value may terminate on any day during the Monitoring Period.
- The call feature may force a potential early exit. There is no guarantee you will be able to reinvest the proceeds at a comparable interest rate for a similar level of risk.
- No dividend payments, voting rights, or ownership rights with the equity securities included in each Underlying.
- J.P. Morgan is one of the companies that make up the S&P 500 Index.
- The notes are subject to the risks associated with small capitalization companies.
- As a finance subsidiary, JPMorgan Financial Company LLC has no independent operations and has limited assets.

Selected Risks (continued)

- The estimated value of the notes will be lower than the original issue price (price to public) of the notes.
- The estimated value of the notes is determined by reference to an internal funding rate.
- The estimated value of the notes does not represent future values and may differ from others' estimates.
- The value of the notes, which may be reflected in customer account statements, may be higher than the then current estimated value of the notes for a limited time period.
- Lack of liquidity: J.P. Morgan Securities LLC, acting as agent for the Issuer (and who we refer to as JPMS), intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal.
- Potential conflicts: We and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of J.P. Morgan or its affiliates could result in substantial returns for J.P. Morgan and its affiliates while the value of the notes decline.
- The tax consequences of the notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes.
- The risks identified above are not exhaustive. Please see "Risk Factors" in the applicable product supplement and "Selected Risk Considerations" to the applicable preliminary pricing supplement for additional information.

Additional Information

SEC Legend: JPMorgan Financial Company LLC and JPMorgan Chase & Co. have filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Financial Company LLC and JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Financial Company LLC and JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, JPMorgan Financial Company LLC and JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement and preliminary pricing supplement if you so request by calling toll-free 1-866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.
This material is not a product of J.P. Morgan Research Departments.

Free Writing Prospectus Filed Pursuant to Rule 433, Registration Statement Nos. 333-209682 and 333-209682-1

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com